PARTNERS

CHRISTOPHER W. BETTS

WILL H. CAI ^

GEOFFREY CHAN *

ANDREW L. FOSTER *

CHI T. STEVE KWOK *

EDWARD H.P. LAM ◆*

HAIPING LI *

RORY MCALPINE ◆

CLIVE W. ROUGH ◆

JONATHAN B. STONE *

^ (ALSO ADMITTED IN CALIFORNIA)

◆ (ALSO ADMITTED IN ENGLAND & WALES)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYERS

Z. JULIE GAO (CALIFORNIA)

BRADLEY A. KLEIN (ILLINOIS)

SKADDEN, ARPS, SLATE, MEAGHER & FLOM 世達國際律師事務所 42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com

AFFILIATE OFFICES

BOSTON

CHICAGO

HOUSTON

LOS ANGELES

NEW YORK

PALO ALTO

WASHINGTON, D.C.

WILMINGTON

BEIJING

BRUSSELS

FRANKFURT

LONDON

MOSCOW

MUNICH

PARIS

SÃO PAULO

SEOUL

SHANGHAI

SINGAPORE

TOKYO

TORONTO

August 13, 2018

VIA EDGAR

Ms. Anne Nguyen Parker

Ms. Sonia Bednarowski

Mr. Doug Jones

Ms. Theresa Brilliant

Office of Transportation and Leisure

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	NIO Inc. (CIK No. 0001736541)
Registration Statement on Form F-1

Dear Ms. Parker, Ms. Bednarowski, Mr. Jones, and Ms. Brilliant:

On behalf of our client, NIO Inc., a company organized under the laws of the Cayman Islands (the “Company”), we are filing herewith the Company’s registration statement on Form F-1 (the “Registration Statement”) via EDGAR to the Securities and Exchange Commission (the “Commission”). This letter sets forth the Company’s responses to the comments contained in the Staff’s letter dated August 10, 2018. To facilitate your review, we have separately delivered to you today four courtesy copies of the Registration Statement, marked to show changes to the revised draft registration statement confidentially submitted on July 30, 2018.

In accordance with the Jumpstart Our Business Startups Act and the Fixing America’s Surface Transportation Act, the Company plans to file an amendment to the Registration Statement containing the estimated price range and offering size and launch the road show no earlier than 15 days after the date hereof and would appreciate the Staff’s prompt feedback to this filing.

U.S. Securities and Exchange Commission

August 13, 2018

The Staff’s comments from its letter dated August 10, 2018 are repeated below in bold and are followed by the Company’s responses. We have included page references in the Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Comparison of Six Months Ended June 30, 2017 and 2018

Cost of sales, page 85

1.

We note you pay JAC a per vehicle processing fee for each vehicle produced that appears to be in addition to the compensation for operating losses incurred by JAC. We also note you present assets for production facilities and building and construction. Please clarify for us and in your analysis of cost of sales whether the fee and depreciation associated with the noted assets and any other assets associated with the production of your vehicles are included in cost of sales. To the extent material to your analysis, quantify these costs as you do for other costs identified in your existing disclosure.

In connection with the above, please add a note to your notes to the financial statements describing your accounting policy for cost of sales, including the costs included therein.

The Company respectfully advises the Staff that cost of sales of RMB199.2 million for the six months ended June 30, 2018 mainly consisted of (i) direct parts and materials of RMB67.4 million; (ii) processing fee and compensation to JAC for its operating losses incurred during the same period in the amount of RMB65.9 million; (iii) manufacturing overhead (including depreciation of assets associated with the production) of RMB53.4 million; and (iv) labor costs that are associated with sales of energy and service packages of RMB9.2 million.

In response to the Staff’s comment, the Company has revised pages 87 and F-66 of the Registration Statement.

U.S. Securities and Exchange Commission

August 13, 2018

Business

Manufacturing, Supply Chain and Quality Control

Our Future Manufacturing Plant, page 135

2.

We note your response to our prior comment one and reissue in part. Please disclose here an estimate of the costs associated with the construction and rent of the manufacturing plant. To the extent you are not able to provide an estimate, please describe the factors, if known, that the Shanghai authority will consider when determining the rental fee, the construction costs, renewal terms and your contribution to the local economy.

The Company respectfully advises the Staff that while the Company and the Shanghai authority have estimated the construction costs, the Company believes that disclosure of such estimated costs at this stage would not be useful to investors. Such costs are subject to change and remain under discussion by the parties. Furthermore, given that the rental fee for the factory will only become payable after five years and, as noted in the disclosure on page 137 of the Registration Statement, the rental fee for the following five years will be set with reference to several factors to be determined by the Shanghai authority, the Company believes that disclosure of such costs will not provide a reliable indication of future rental costs once the rent-free period expires. Furthermore, while the Company has an indication of certain factors the Shanghai authority may use in determining such rental fee, such as market rates and contribution to local economy, such determination is ultimately made by the Shanghai authority and the Company respectfully submits that it is likely unable to reliably disclose further detail of such factors.

Description of American Depositary Shares

Jurisdiction and Arbitration, page 189

3.

We note your disclosure on page 189 that the deposit agreement contains provisions that irrevocably waive any right to a trial by jury in any lawsuit or proceeding against the depositary or the company related to the company’s shares, the ADSs or the deposit agreement. Please disclose whether such waiver includes claims made under the federal securities laws. If the provision applies to claims under the federal securities laws, provide a risk factor regarding the impact of this provision of the deposit agreement on the rights of ADS holders. In addition, address potential enforceability issues. Finally, clarify that by agreeing to the provision, investors will not be deemed to have waived the company’s or the depositary’s compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder.

The Company respectfully advises the Staff that by its terms, the waiver of jury trial would apply to an action asserting any claim against the Company or the depositary relating to the deposit agreement or the ADSs, including a federal securities law claim, to the extent permitted by law. If a party to the deposit agreement opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable in the facts and circumstances of that case in accordance with applicable case law. In response to the Staff’s comment, the Company has included disclosure on page 196 of the Registration Statement to clarify that the waiver of the right to jury trial would apply to claims under the U.S. federal securities laws to the extent permitted by law.

U.S. Securities and Exchange Commission

August 13, 2018

In addition, the Company has also included a risk factor on pages 57 and 58 of the Registration Statement regarding the impact of the waiver of jury trial provision in the deposit agreement on the rights of ADS holders, whereby the disclosure clarifies that by agreeing to the provision, ADS holders will not be deemed to have waived the Company’s or the depositary’s compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder.

4.	We note your disclosure that the deposit agreement has an exclusive forum provision. Please add a risk factor addressing the risks of this provision for your ADS holders.

In response to the Staff’s comment, the Company has included a risk factor on page 60 of the Registration Statement.

5.

We note your disclosure on page 189 that the depositary will have the right to refer any claim or dispute arising from the relationships created by the deposit agreement to arbitration in accordance with the Commercial Arbitration Rules of the American Arbitration Association. Please tell us and disclose the impact of this provision on holders of your ADSs for claims under the federal securities laws.

The Company respectfully advises the Staff that the arbitration provisions of the deposit agreement only relate to claims arising out of or in connection with the contractual relationship created by the deposit agreement. The arbitration provisions do not preclude ADS holders from pursuing claims under federal securities laws in federal courts.

In response to the Staff’s comment, the Company has revised the disclosure on page 196 of the Registration Statement.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

(i) Revenue recognition

Incentives

(iii) Other scenarios, page F-65

6.	We note your response to prior comment two. Please explain to us what “other cost” represents in your example of a redemption using credits and cash.

The Company respectfully advises the Staff that in the example previous provided in the Company’s response to question 2 dated July 30, 2018, where redemption was using credits and cash, “other cost” represents the portion of cost associated with the NIO merchandise settled by cash payment, i.e., the portion of the NIO merchandise that was sold for cash instead of fulfillment of a prior obligation, which was the credits provided for users’ activities of promoting the NIO brand awareness in that example.

U.S. Securities and Exchange Commission

August 13, 2018

The Company continues to believe its fulfillment of the prior obligation (i.e., the redemption of credits previously provided to the users for their effort to promote NIO’s brand awareness) is not the Company’s ongoing major or central operations that generate revenue for the Company, but rather is considered as a part of the Company’s ongoing marketing expenses. As noted in the prior response, for credits the Company provides to the customer upon the purchase of its vehicles, such credits are considered as a separate performance obligation, and when these credits are redeemed for NIO merchandise, revenue and the cost of sales will be recorded to reflect the sale of such merchandise.

The Company respectfully advises the Staff that for the years and periods presented in F-1, the amount of transactions related to the redemption of NIO credits provided to users for their effort to promote NIO’s brand awareness is not material.

*        *        *

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +852 3740-4863 or via e-mail at julie.gao@skadden.com.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

Enclosures

cc:	Bin Li, Chairman and Chief Executive Officer, NIO Inc.
Louis T. Hsieh, Chief Financial Officer, NIO Inc.
Will H. Cai, Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Geoffrey Wang, Partner, PricewaterhouseCoopers Zhong Tian LLP
Allen Wang, Partner, Latham & Watkins